SRKP 16, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

January 19, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SRKP 16, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-52932

Dear Ms. Jenkins:

This letter is in response to the comments contained in the Staff’s letter, dated December 30, 2009, to SRKP 16, Inc. (the “Company”), concerning the Form 10-K for the fiscal year ended December 31, 2008 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) – Controls and Procedures

Evaluations of Internal Controls and Procedures, page 11

1.
It appears that you did not provide the following statement as required by Item 308(T)(a)(4) of Regulation S-K: “This annual report does not include an attestation by the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.” Please confirm that you will provide a statement in substantially similar form in future Exchange Act filings, as appropriate.

RESPONSE:

The Company inadvertently omitted the statement and confirms that it will provide a statement in substantially similar form in future Exchange Act filings, as appropriate.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

SRKP 16, Inc.

By: /s/ Richard A. Rappaport
Richard A. Rappaport
President